SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  March 6, 2003

                         Commission file number 0-28526

                                   GENSET S.A.
             (Exact name of registrant as specified in its charter)


                            6, Place de la Madeleine
                               75008 Paris, France
                    (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F X         Form 40-F
                               ---                 ---


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____


          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                  No X
                         ---                 ---


          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                                EXPLANATORY NOTE

         On March 4, 2003, the French Commission des operations de bourse (the "COB") approved and registered under number 03-120 a prospectus relating to the issuance by Genset of preferential subscription rights to its shareholders. If the rights are fully exercised, Genset will issue 11,796,214 new shares, par value (euro)3, at a subscription price of (euro)7.10 per share.

         The prospectus consists of a transaction note (note d'operation) and Genset's reference document (document de reference) registered with the COB on June 26, 2002 under number D02-1305, which has been updated through a complement d'information filed with the COB on July 10, 2002. The prospectus is available only in the French language. Substantially all of the information in the reference document can be found in Genset's Reports on Form 6-K submitted during 2002 and 2003, except for the following items:

1. Director and Officer Compensation. The directors and officers named below were compensated as follows during the fiscal year ended December 31, 2002:

Marc Vasser, Senior Vice President.......................... (euro)      703,609
Daniel Cohen, Delegate Director General..................... (euro)      562,725
Andre Pernet, Chief Executive Officer....................... (euro)    1,253,005
Pascal Brandys, Chairman, Board of Directors................ (euro)       73,287
Laurent Degos, Consultant................................... (euro)       40,000
Martyn Greenacre, Director.................................. (euro)       46,397
Edmund Olivier de Vezin, Director........................... (euro)       35,754


2. Stock Options. The following table describes stock options granted to and exercised by certain directors and officers during the fiscal year ended December 31, 2002:

                                                      Total      Exercise Price         Plan
                                                      -----      --------------         ----
Options granted
       Marc Vasseur.........................         80,000       (euro)7.02        Options 2001
       Daniel Cohen.........................         22,000       (euro)9.46        Options 1999
       Ten next-tier directors and officers.        210,664(1)    (euro)9.11(3)     Options 1999, 2000, and 2001
Options exercised
       Marc Vasseur.........................         80,000       (euro)7.02        Options 2001
       Daniel Cohen.........................         22,000(2)    (euro)9.46        Options 1999
       Ten next-tier directors and officers.         47,500       (euro)6.94(3)     Options 2000 and 2001
-------------------------------
(1)  180,664 voided
(2)  22,000 voided
(3)  Average exercise price


         This Report on Form 6-K contains an English language press release issued by Genset on March 5, including an English-language summary of the note d'operation.

                 NOTE TO HOLDERS OF AMERICAN DEPOSITARY RECEIPTS

         Holders of Genset's American Depositary Receipts ("ADRs") are advised that the Amended and Restated Deposit Agreement, dated as of April 10, 1998, among Genset, The Bank of New York, as depositary, and the Owners and beneficial owners of the American Depositary Receipts ("ADRs") issued thereunder was terminated as of December 27, 2002. Pursuant to the Deposit Agreement, The Bank of New York has agreed to continue to perform certain limited functions following the Deposit Agreement's termination, including selling all rights received in respect of the related American Depositary Shares and distributing the proceeds of such sale to the ADR holders when ADR holders surrender their ADRs and withdraw the shares evidenced by the ADRs.

                            ------------------------

         The shares and rights offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold, pledged or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. Any representation to the contrary is a criminal offense in the United States. The shares are being offered outside the United States only in "offshore transactions" as defined in, and in accordance with, Regulation S of the Securities Act.

                                 [GENSET LOGO]

            PRINCIPAL TERMS OF THE CAPITAL INCREASE WITH PREFERENTIAL
                              SUBSCRIPTION RIGHTS
                  (COB visa n(degree)03-120 of March 4th, 2003)

     This press release has been issued at the request of the Commission des operations de bourse in accordance with its Regulation No. 98-07.

ISSUER

Genset

Sector classification: Footsie:
-    Economic group: 40 non cyclical consumer goods
-    Sector: 48 Pharmacy & Biotechnology
-    Sub-sector: 482 Biotechnology

REASONS FOR THE CAPITAL INCREASE
The purpose of the capital increase is to:
-    Finance the needs of Genset during the following 18-month period;
- Finance the redemption of Genset's convertible bonds (OCEANE) issued on June 27, 2000 that mature on January 1, 2004; and
- Restore Genset's shareholders' equity, which is expected to be negative as at December 31, 2002.

SECURITIES TO BE ISSUED

Authorizations. - By virtue of the delegation of powers granted by resolution of the general shareholders' meeting held on March 4, 2003, the Board of Directors decided on March 4, 2003 to effect a capital increase with preferential subscription rights in a nominal amount of (euro)35,388,642.

Number of new shares to be issued. - 11,796,214 new shares, par value (euro)3 each. The new shares will represent a total amount of nominal capital of
(euro)35,388,642, which represents 142.86% of existing shares and voting rights.

Subscription price for the new shares. - (euro)7.10 per new share, payable in cash in full at the time of subscription, representing (euro)3 par value and
(euro)4.10 of issue premium.

Proceeds of the issuance. - The gross proceeds from the issuance amount to
(euro)83,753,119.40. The estimated net proceeds from the issuance are approximately (euro)82.6 million.

Date of effectiveness of rights attached to new shares. - January 1, 2003.

SUBSCRIPTION CONDITIONS

Preferential subscription rights. - The capital increase will be reserved to existing shareholders and/or persons that have acquired preferential subscription rights. Holders of rights will be entitled to subscribe and purchase 10 new shares for each 7 existing shares. Holders may also subscribe for new shares in excess of the number of new shares that their preferential subscription rights entitle them to purchase, so long as such holders have exercised all of the preferential subscription rights that they hold.

Theoretical value of each preferential subscription right. - (euro)1.59, on the basis of the closing price for Genset shares on March 3, 2003 ((euro)9.80).

Subscription guarantee. - The placement of the new shares has not been guaranteed by any banking institutions. Serono France Holding SA, which owns 92,84% of the capital stock and voting rights of Genset, has agreed to subscribe in the capital increase up to its participation in Genset by exercising all of its preferential subscription rights. Serono France Holding SA has also agreed to place a subscription order for any new shares available as a result of unexercised preferential subscription rights, which, if no other holders exercise their preferential subscription rights, may lead it to subscribe all of the new shares to be issued in the capital increase.

TIMETABLE OF THE CAPITAL INCREASE

Subscription Period. - From March 13, 2003 to March 26, 2003.

Date of Settlement and Delivery of New Shares. - April 15, 2003.

LISTING

Listing of Preferential Subscription Rights. - The preferential subscription rights will be listed on the Nouveau Marche of Euronext Paris during the entire subscription period (March 13, 2003 to March 26, 2003). (Sicovam code 90176 -ISIN code FR0000901761).

Listing of New Shares. - The new shares will be listed on the Nouveau Marche of Euronext Paris from April 15, 2003. The new shares will be listed under a separate trading code (Sicovam code 20651 -ISIN code FR0000206518) until the date of payment of dividends corresponding to fiscal year 2002 or, if no such dividends are paid, the date of the general shareholders' meeting that approves the financial statements for fiscal year 2002. Thereafter, the new shares will be fungible with and listed under the same trading code as existing shares (Sicovam code 5433 -ISIN code FR0004036408).

TRADING PRICE OF THE SHARES ON THE NOUVEAU MARCHE OF EURONEXT PARIS

Closing Price on March 3, 2003 : (euro)9.80.

OTHER INFORMATION

Intentions of the main shareholder. - Serono France Holding SA, which owns 92.84% of the capital stock and voting rights of Genset, has agreed to subscribe in the capital increase up to its participation in Genset by exercising all of its preferential subscription rights. Serono France Holding SA has also agreed to place a subscription order for any new shares available as a result of unexercised preferential subscription rights, which, if no other holders exercise their preferential subscription rights, may lead it to subscribe all of the new shares to be issued in the capital increase.

Minority Buy-Out Offer followed by a Compulsory Buy-Out (Offre publique de retrait suivie d'un retrait obligatoire) -Serono France Holding SA's commitment. -

Background: In the context of a public tender offer by Serono France Holding SA for the securities of Genset that was open from July 16 to September 12, 2002, and reopened from September 24 to October 31, 2002, Serono France Holding, which did not own any Genset shares prior to the tender offer, acquired:

- 7 557 702 shares of Genset at a price of (euro)9.75 per share, which represented 91.80% of the capital stock and voting rights of Genset,

- 515 931 convertible bonds (OCEANE) at a price of(euro)102.64 per bond, representing 98.80% of the convertible bonds outstanding, and

- 59,000 warrants at a price of (euro)1 or (euro)6.50 per warrant according to the date of issuance of each such warrant, representing all of the warrants issued by Genset to certain directors and consultants.

As of the date hereof, Serono France Holding SA owns 7,666,478 shares of Genset, representing 92.84% of the capital stock and voting rights of Genset, 520,431 convertible bonds, representing 99.66% of the convertible bonds outstanding, and all of the 34,000 warrants that remain outstanding (Serono France Holding SA exercised 25,000 warrants on November 29, 2002).

As stated in the public tender offer documents, in the event that Serono France Holding SA holds at least 95% of the voting rights of Genset, it reserves the right to study the possibility of launching a minority buy-out offer (offre publique de retrait), possibly followed by a compulsory buy-out, for Genset securities held by the public and to delist such securities.

In the event that the opening of such an offer occurs within six months of the settlement date of the capital increase, Serono France Holding SA has agreed, subject to the non-occurrence of extraordinary events, to offer to purchase the shares held by the public at a price at least equal to the subscription price for the new shares (i.e., (euro)7.10 per share), as adjusted to reflect any financial transactions completed by Genset after the date of settlement of the capital increase. The price of the compulsory buy-out will be subject to a fairness opinion issued by an independent expert in accordance with applicable law and regulations.

Offering Restrictions - The distribution of the prospectus relating to the capital increase, the subscription of new shares and the sale or exercise of preferential subscription rights in certain jurisdictions may be restricted by law. Persons into whose possession the prospectus comes are required to inform themselves about and to observe any such restrictions.

United States

The new shares and the preferential subscription rights have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"). The shares and preferential subscription rights are being offered outside the United States only in "offshore transactions" as defined in, and in accordance with, Regulation S of the Securities Act.

By accepting delivery of the prospectus and the new shares, each subscriber of new shares and purchaser of preferential subscription rights is deemed to have represented, acknowledged and agreed that it is not a "U.S. person" (as such term is defined in Regulation S under the Securities Act) and that it is subscribing for new shares or purchasing preferential subscription rights in an "offshore transaction" (as such term is defined in Regulation S under the Securities Act).

United Kingdom

The prospectus will only be distributed to and will only be directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Market Act 2000 (Financial Promotion) Order 2001.

The right to subscribe for new shares may not be exercised by any persons other than: (i) persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses; and (ii) such other persons to whom the new shares can be offered without such offer constituting a public offer in the United Kingdom within the meaning of the Public Offer of Securities Regulations 1995.

For further detail, please see Section 2.1.5.6. of the Prospectus.

FINANCIAL INTERMEDIARIES

Societe Generale will centralize the subscription orders received by financial intermediaries in connection with the capital increase of Genset, and will issue a deposit certificate certifying the receipt of the funds of the capital increase.

BNP Paribas Securities Services has been engaged by Genset to act as securities agent in respect of the shares of Genset.

INVESTOR CONTACT
    Marc Vasseur, Chairman and Chief Executive Officer
-     Telephone:  +33 (0)1 60 79 66 66
-     E-mail:     marc.vasseur @genset.fr


AVAILABILITY OF PROSPECTUS

The issuer has prepared a prospectus, which has been approved by the French Commission des operations de bourse under n(degree) 03-[o] on [o], 2003, is available to the public. The prospectus consists of:
- Genset's French annual report (document de reference), filed with the French Commission des operations de bourse on June 26, 2002 under number D02-1305 ;
- An information supplement to Genset's document de reference, filed with the French Commission des operations de bourse on July 10, 2002 under number D02-1305A01 ; and
-    A transaction prospectus (note d'operation).


Warning - The French Commission des operations de bourse draws the public's attention to the following:
In the event that a minority buy-out offer (offre publique de retrait), possibly followed by a compulsory buy-out, is launched within six months of the settlement date of the capital increase, Serono France Holding SA has agreed, subject to the non-occurrence of extraordinary events, to offer to purchase the shares held by the public at a price at least equal to the subscription price for the new shares (i.e., (euro)7.10 per share), as adjusted to reflect any financial transactions completed by Genset after the date of settlement of the capital increase. The price of the compulsory buy-out will be subject to a fairness opinion issued by an independent expert in accordance with applicable law and regulations.

Copies of the prospectus are available free of charge at the registered offices of Genset located at Route nationale 7, 91030 Evry Cedex and at the offices of Societe Generale located at 17, cours Valmy, 92987 Paris-La Defense Cedex, as well as on the website of the Commission des operations de bourse
(http://www.cob.fr).

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 6, 2003

                                          GENSET S.A.


                                          By:  /s/ Marc Vasseur
                                               ---------------------------------
                                               Name: Marc Vasseur
                                               Title:   Chief Executive Officer